UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*

                         S.E. ASIA TRADING COMPANY, INC.

                                (Name of Issuer)

                    Common Stock, par value $0.001 per share

                         (Title of Class of Securities)

                                    784097107
                                 (CUSIP Number)

                         Genesis Technology Group, Inc.
                           7900 Glades Road, Suite 420
                            Boca Raton, Florida 33434
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 28, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be `filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 784097107

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Genesis Technology Group, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  |X|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Florida
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    6,736,896
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        3,302,400 (1)
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           6,736,896
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    3,302,400 (1)
--------------------------------------------------------------------------------
(1) These shares are held by Genesis Equity Partners, LLC ("GEP"), a 51% owned subsidiary of Genesis Technology Group, Inc. ("GTEC"). Gary L. Wolfson is the managing member of GEP as well as the Chief Executive Officer and Chairman of the Board of GTEC.
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,039,296
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.32%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------

CUSIP No. 784097107


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Gary L. Wolfson
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  |X|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    -
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        3,302,400 (1)
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           -
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    3,302,400 (1)
--------------------------------------------------------------------------------
 (1) These shares are held by Genesis Equity Partners, LLC ("GEP"), a 51% owned subsidiary of Genesis Technology Group, Inc. ("GTEC"). Gary L. Wolfson is the managing member of GEP as well as the Chief Executive Officer and Chairman of the Board of GTEC.
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,302,400
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.00%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

CUSIP No. 784097107


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Genesis Equity Partners, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  |X|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Florida
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    -
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        3,302,400 (1)
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           -
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    3,302,400 (1)
--------------------------------------------------------------------------------
(1) These shares are held by Genesis Equity Partners, LLC ("GEP"), a 51% owned subsidiary of Genesis Technology Group, Inc. ("GTEC"). Gary L. Wolfson is the managing member of GEP as well as the Chief Executive Officer and Chairman of the Board of GTEC.
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,302,400
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.00%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

      This statement relates to the common stock, par value $0.001 per share ("Common Stock"), of S.E. Asia Trading Company, Inc., a Nevada corporation (the "Company"). The address of the Company's principal executive office is 7900 Glades Road, Suite 420, Boca Raton, Florida 33434.

Item 2. Identity and Background.

      This Schedule 13D is being filed on behalf of Genesis Technology Group, Inc. ("GTEC"), Gary L. Wolfson and Genesis Equity Partners, LLC ("GEP"). The persons named in this paragraph are sometimes referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons." GTEC is a Florida corporation that provides business development and marketing services to small and mid-size companies in the United States and China. GEP is a Florida limited liability company that assists private companies in the People's Republic of China seeking direct public offering opportunities in the United States. Mr. Wolfson is the Managing Member of GEP. The business address of each of the Reporting Persons is 7900 Glades Road, Suite 420, Boca Raton, Florida 33434.

      Information about the executive officers and directors of the Reporting Persons is set forth in Schedule I hereto, which is incorporated herein by reference.

      During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

      On September 6, 2006, the Company entered into a Share Exchange Agreement ("Share Exchange") by and among Lotus Pharmaceutical International, Inc., a Nevada corporation ("Lotus"), and the stockholders of 100% of Lotus' common stock (the "Lotus Stockholders"), on the one hand, and the Company and a majority of the Company's stockholders ("Stockholders"), on the other hand. Under the Exchange Agreement (i) Lotus merged with and into the Company such that Lotus became a wholly-owned subsidiary of the Company, (ii) the officers and directors of Lotus became the officers and directors of the Company, and
(iii) the Company issued 40,041,600 shares of its common stock to the former shareholders of Lotus.

      In the Share Exchange, the Company issued a total of 10,039,296 shares of common stock to the Reporting Persons in exchange for the transfer and assignment to the Company of an aggregate of 9,728 shares of Lotus. A copy of the Share Exchange is attached hereto as an exhibit.

Item 4. Purpose of Transaction.

      The Reporting Persons acquired the securities as former holders of Lotus common stock pursuant to the Share Exchange. See Item 3 of this Schedule 13D, which is hereby incorporated by reference.

      None of the Reporting Persons has the present intention to pursue plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

Item 5. Interest in Securities of the Company.

      (a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference.

      (b) The powers that the Reporting Persons identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference.

      (c) All transactions in the class of securities reported or effected by any of the persons named in Item 5(a) during the past 60 days may be found in
Item 3.

      (d) None.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The information provided in Item 4 is hereby incorporated by reference. To the best of the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7. Materials to be Filed as Exhibits.

(1)   Directors and Executive Officers of GTEC attached hereto as Schedule I.

(2)   Joint Filing Agreement attached hereto as Exhibit A.

(3) Share Exchange Agreement among S.E. Asia Trading Company, Inc., SEAA Shareholders and Lotus and the Lotus Shareholders dated September 1, 2006 attached hereto as Exhibit B.

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: October 9, 2006


                                            Genesis Technology Group, Inc.


                                            By:  /s/ Gary L. Wolfson
                                                 -------------------------------
                                                 Gary L. Wolfson

                                            Its: Chief Executive Officer



                                            Genesis Equity Partners, LLC


                                            By:  /s/ Gary L. Wolfson
                                                 -------------------------------
                                                 Gary L. Wolfson

                                            Its: Managing Member



                                            /s/ Gary L. Wolfson
                                            ------------------------------------
                                            Gary L. Wolfson

                                   Schedule I

      The following sets forth the name, residence or business address, present principal occupation or employment and citizenship of the directors and executive officers of Genesis Technology Group, Inc. ("GTEC").

                                                                Principal Occupation or Employment
                                                                (and address of corporation or other
                                                                organization in which such
Name                      Residence or Business Address         employment is conducted)                  Citizenship
----------------------    ----------------------------------    --------------------------------------    -------------------
----------------------    ----------------------------------    --------------------------------------    -------------------
Gary L. Wolfson           7900 Glades Road, Suite 420,          Chief Executive Officer and Chairman      United States
                          Boca Raton, Florida 33434             of the Board of GTEC, 7900 Glades
                                                                Road, Boca Raton, Florida 33434

Adam Wasserman            7900 Glades Road, Suite 420,          Chief Financial Officer of GTEC,          United States
                          Boca Raton, Florida 33434             7900 Glades Road, Boca Raton,
                                                                Florida 33434

Kenneth L. Clinton        7900 Glades Road, Suite 420,          President and a director of GTEC,         United States
                          Boca Raton, Florida 33434             7900 Glades Road, Boca Raton,
                                                                Florida 33434

Shaohua Tan               Suite 310, Building B, Ideal          Director and GTEC and Chairman of         Singapore
                          Plaza, No. 3 Danling Sreet,           Beijing Communications Co., Ltd.,
                          Haidian District, Beijing             Room 1110, Block B2, ChangYuanTianDi
                          100080, China                         Building, No. 18 Suzhou Street,
                                                                Haidian District, Beijing 100080,
                                                                China

                                    EXHIBIT A

                             JOINT FILING AGREEMENT
                          PURSUANT TO RULE 13d-1(k)(1)


      The undersigned acknowledge and agree that the foregoing statement of
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: October 9, 2006


                                            Genesis Technology Group, Inc.


                                            By:  /s/ Gary L. Wolfson
                                                 -------------------------------
                                                 Gary L. Wolfson

                                            Its: Chief Executive Officer



                                            Genesis Equity Partners, LLC


                                            By:  /s/ Gary L. Wolfson
                                                 -------------------------------
                                                 Gary L. Wolfson

                                            Its: Managing Member



                                            /s/ Gary L. Wolfson
                                            ------------------------------------
                                            Gary L. Wolfson

                                    EXHIBIT B


                            SHARE EXCHANGE AGREEMENT

                                  by and among

                    Lotus Pharmaceutical International, Inc.
                              a Nevada corporation

                                       and

                               the Shareholders of
                    Lotus Pharmaceutical International, Inc.,

                                on the one hand;

                                       and

                       S.E. Asia Trading Company, Inc., a
                               Nevada corporation,

                                       and

          the Majority Shareholders of S.E. Asia Trading Company, Inc.,

                                on the other hand


                                September 6, 2006
--------------------------------------------------------------------------------

                            SHARE EXCHANGE AGREEMENT

      This Share Exchange Agreement, dated as of September 6, 2006 (this "Agreement"), is made and entered into by and among the shareholders of Lotus Pharmaceutical International, Inc., a Nevada corporation ("Lotus"), listed on
Schedule I attached (each, a "Lotus Shareholder," collectively, the "Lotus Shareholders"), on the one hand; and S.E. Asia Trading Company, Inc., a publicly traded Nevada corporation (OTCBB:SEAA) ("SEAA"), Thomas Miller, an individual, Gary V. Pilant, an individual, Verle Pilant, an individual (all hereinafter referred to collectively as the "SEAA Shareholders") on the other hand. Lotus is a party to this agreement solely to make representations and warranties as set forth herein.

                                    RECITALS

      WHEREAS, the Board of Directors of SEAA has adopted resolutions approving SEAA's acquisition of shares of Lotus (the "Acquisition") upon the terms and conditions hereinafter set forth in this Agreement;

      WHEREAS, each Lotus Shareholder owns the number of shares of common stock of Lotus set forth opposite such Lotus Shareholder's name in Column I on
Schedule 1.1(a) attached hereto (collectively, the "Lotus Shares");

      WHEREAS, the Lotus Shareholders own, collectively, an amount of shares of common stock of Lotus, constituting 100% of the issued and outstanding capital stock of Lotus, and the Lotus Shareholders desire to sell their respective portion of the Lotus Shares pursuant to the terms and conditions of this Agreement;

      WHEREAS, the SEAA Shareholders hold an amount of shares of SEAA common stock which represents at least a majority of the issued and outstanding capital stock of SEAA;

      WHEREAS, the SEAA Shareholders will enter into this Agreement for the purpose of making certain representations, warranties, covenants, indemnifications and agreements;

      WHEREAS, it is intended that the terms and conditions of this Agreement comply in all respects with Section 368(a)(1)(B) of the United States Internal Revenue Code (the "Code") and the regulations corresponding thereto, so that the Acquisition shall qualify as a tax free reorganization under the Code;

      NOW, THEREFORE, the parties hereto, intending to be legally bound, agree as follows:

                                    ARTICLE 1
                                 THE ACQUISITION

      1.1 The Acquisition. Upon the terms and subject to the conditions hereof, at the Closing (as hereinafter defined) the Lotus Shareholders will sell, convey, assign, transfer and deliver to SEAA one or more stock certificates representing the Lotus Shares, and as consideration for the acquisition of the Lotus Shares, SEAA will issue to each Lotus Shareholder, in exchange for such Lotus Shareholder's pro rata portion of the Lotus Shares, one or more stock certificates representing the number of shares of SEAA Common Stock set forth opposite such Lotus Shareholder's name in Column II on Schedule 1.1(a) attached hereto (collectively, the "SEAA Shares"). The SEAA Shares issued shall equal 97.00% of the outstanding shares of SEAA common stock at the time of Closing. For example, if there are 750,000 shares of SEAA common stock outstanding immediately prior to the Closing, then there shall be 24,250,000 shares of SEAA common stock issued to the Lotus Shareholders at Closing. In addition, at Closing, Lotus shall pay SEAA creditors $61,159.00 to satisfy certain obligations as set forth in Schedule 4.9.

      1.2 Closing. The closing of the Acquisition (the "Closing") shall take place on or before September 30, 2006, or on such other date as may be mutually agreed upon by the parties. Such date is referred to herein as the "Closing Date." With the exception of any stock certificates which must be in their original form, any copy, fax, e-mail or other reliable reproduction of the writing or transmission required by this Agreement or any signature required thereon may be used in lieu of an original writing or transmission or signature for any and all purposes for which the original could be used, provided that such copy, fax, e-mail or other reproduction is a complete reproduction of the entire original writing or transmission or original signature, and the originals are promptly delivered thereafter.

      1.3 Taking of Necessary Action; Further Action. If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement, the Lotus Shareholders, Lotus, SEAA Shareholders, and/or SEAA will take all such lawful and necessary action.

                                    ARTICLE 2
                     REPRESENTATIONS AND WARRANTIES OF LOTUS

      Lotus hereby represents and warrants to SEAA as follows:

      2.1 Organization. Lotus has been duly incorporated, is validly existing as a corporation in the State of Nevada and is in good standing under the laws of its jurisdiction of incorporation, and has the requisite power to carry on its business as now conducted.

      2.2 Capitalization. The authorized capital stock of Lotus consists of 10,000,000 shares of common stock, $0.001 par value, of which at the Closing, no more than 50,000 shares shall be issued and outstanding. All of the issued and outstanding shares of capital stock of Lotus, as of the Closing, are duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights. There are no voting trusts or any other agreements or understandings with respect to the voting of Lotus's capital stock. Except as set forth on
Schedule 2.2, there are no agreements purporting to restrict the transfer of the Lotus Shares, nor any other voting agreements, voting trusts or other arrangements restricting or affecting the voting of the Lotus Shares.

      2.3 Certain Corporate Matters. Lotus is duly qualified to do business as a corporation and is in good standing in each jurisdiction in which the ownership of its properties, the employment of its personnel or the conduct of its business requires it to be so qualified, except where the failure to be so qualified would not have a material adverse effect on Lotus's financial condition, results of operations or business. Lotus has full corporate power and authority and all authorizations, licenses and permits necessary to carry on the business in which it is engaged and to own and use the properties owned and used by it.

      2.4 Authority Relative to this Agreement. Lotus has the requisite power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution, delivery and performance of this Agreement by Lotus and the consummation by Lotus of the transactions contemplated hereby have been duly authorized by the Board of Directors of Lotus and no other actions on the part of Lotus are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Lotus and constitutes a valid and binding agreement of Lotus, enforceable against Lotus in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights generally or by general principles of equity.

      2.5 Consents and Approvals; No Violations. Except for applicable requirements of federal securities laws and state securities or blue-sky laws, no filing with, and no permit, authorization, consent or approval of, any third party, public body or authority is necessary for the consummation by Lotus of the transactions contemplated by this Agreement. Neither the execution and delivery of this Agreement by Lotus nor the consummation by Lotus of the transactions contemplated hereby, nor compliance by Lotus with any of the provisions hereof, will (a) conflict with or result in any breach of any provisions of the charter or Bylaws of Lotus, (b) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, agreement or other instrument or obligation to which Lotus or any Subsidiary (as hereinafter defined) is a party or by which they any of their respective properties or assets may be bound or (c) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Lotus or any Subsidiary, or any of their respective properties or assets, except in the case of clauses (b) and (c) for violations, breaches or defaults which are not in the aggregate material to SEAA or any Subsidiary taken as a whole. For purposes of this Agreement the term "material" shall mean $10,000 or more greater.

      2.6 Books and Records. The books and records of Lotus delivered to the SEAA Shareholders prior to the Closing fully and fairly reflect the transactions to which Lotus is a party or by which they or their properties are bound and there shall be no material difference between the unaudited financials of Lotus given to SEAA and the actual reviewed US GAAP results of Lotus for the six month period ended June 30, 2006.

      2.7 Intellectual Property. Lotus has no knowledge of any claim that, or inquiry as to whether, any product, activity or operation of Lotus infringes upon or involves, or has resulted in the infringement of, any trademarks, trade-names, service marks, patents, copyrights or other proprietary rights of any other person, corporation or other entity; and no proceedings have been instituted, are pending or are threatened.

      2.8 Litigation. Lotus is not subject to any judgment or order of any court or quasi-judicial or administrative agency of any jurisdiction, domestic or foreign, nor is there any charge, complaint, lawsuit or governmental investigation pending against Lotus. Lotus is not a plaintiff in any action, domestic or foreign, judicial or administrative. There are no existing actions, suits, proceedings against or investigations of Lotus, and Lotus knows of no basis for such actions, suits, proceedings or investigations. There are no unsatisfied judgments, orders, decrees or stipulations affecting Lotus or to which Lotus is a party.

      2.9 Legal Compliance. To the best knowledge of Lotus, after due investigation, no claim has been filed against Lotus alleging a violation of any applicable laws and regulations of foreign, federal, state and local governments and all agencies thereof. Lotus holds all of the material permits, licenses, certificates or other authorizations of foreign, federal, state or local governmental agencies required for the conduct of their respective businesses as presently conducted.

      2.10 Contracts. Lotus will have delivered to SEAA prior to the Closing copies of each and every:

            (a) Contract or series of related contracts with Liang Fang Pharmaceuticals Co., Ltd., a Chinese company; and

            (b) material agreement of Lotus not made in the ordinary course of business.

      All of the foregoing are referred to as the "Contracts." The copies of each of the Contracts delivered are accurate and complete. Each Contract is in full force and effect and constitutes a legal, valid and binding obligation of, and is legally enforceable against, the respective parties thereto. There is no material default with respect to any such contract which will give rise to liability in respect thereof on the part of Lotus or the other parties thereto. No notice of default or similar notice has been given or received by Lotus under any of such contracts.

      2.11 Disclosure. The representations and warranties and statements of fact made by Lotus in this Agreement are, as applicable, accurate, correct and complete, and will remain so at the time of Closing, and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained herein not false or misleading.

      2.12 Due Diligence. Lotus has had the opportunity to perform all due diligence investigations of SEAA and its business as SEAA has deemed necessary or appropriate and to ask all questions of the officers and directors of SEAA that Lotus wished to ask, and Lotus has received satisfactory answers to all of its questions regarding SEAA. Lotus has had access to all documents and information about SEAA and has reviewed sufficient information to allow it to make the satisfactory evaluation on the merits and risks of the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing herein shall derogate from or otherwise modify the representations and warranties of SEAA set forth in this Agreement, on which each of the Lotus Shareholders have relied in making an exchange of his Shares of the Company for the shares of SEAA Common Stock.

      2.13. Outstanding Obligations. There are no outstanding obligations of Lotus or its Subsidiaries to repurchase, redeem or otherwise acquire any of their respective shares, and no party has the right to acquire any shares of Lotus except for the shareholders identified in Schedule 1.1, and only to the extent set forth such Schedule.

      2.14 Adverse Effects. Since December 31, 2005, Lotus has not experienced or suffered any Material Adverse Effect.

      2.15. Liabilities. Except as indicated in the financial statements and those incurred in the ordinary business hereto, neither Lotus nor any of its Subsidiaries has incurred any external liabilities, obligations, claims or losses (whether liquidated or unliquidated, secured or unsecured, absolute, accrued, contingent or otherwise) which, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect.

      2.16. Material Events. Except as set forth on Schedule 2.16, starting from December 31, 2005 and ending on the date this Agreement is executed, no material event exists with respect to Lotus or its Subsidiaries or their respective businesses, properties, operations or financial condition, which has not been disclosed to in writing as of the date of this Agreement.

      2.17 Indebtedness. Schedule 2.17 sets forth as of a recent date all outstanding secured and unsecured Indebtedness of Lotus or any subsidiary, or for which Lotus or any subsidiary has commitments. For the purposes of this Agreement, "Indebtedness" shall mean (a) any liabilities for borrowed money or amounts owed in excess of $100,000 (other than trade accounts payable incurred in the ordinary course of business), (b) all guaranties, endorsements and other contingent obligations in respect of Indebtedness of others, whether or not the same are or should be reflected in Lotus' balance sheet (or the notes thereto), except guaranties by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business; and (c) the present value of any lease payments in excess of $25,000 due under leases required to be capitalized in accordance with GAAP. Except as set forth in
Schedule 2.17, neither Lotus nor any subsidiary is in default with respect to any Indebtedness.

      2.18. Property. Lotus and each Subsidiary has the right to use all of its real property and the personal property reflected in the Financial Statements, free and clear of any mortgages, pledges, charges, liens, security interests or other encumbrances, except to the extent that such mortgages, pledges, charges, liens, security interests or other encumbrances, individually or in the aggregate, do not cause a Material Adverse Effect. All said leases of Lotus and each of its Subsidiaries are valid and subsisting and in full force and effect.

      2.19 Regulations. Except as set forth on Schedule 2.19, the business of Lotus and the Subsidiaries has been and is presently being conducted in accordance with all applicable governmental laws, rules, regulations and ordinances. Lotus and each of its Subsidiaries have all permits, licenses, consents and the authorizations and approvals in its country required in the governmental regulations necessary for the conduct of its business as now being conducted by it.

      2.20 Environmental Compliance. Except as set forth on Schedule 2.20, Lotus and each of its Subsidiaries are in material compliance with applicable environmental requirements in the operation of their respective business, except to the extent that any non compliance, individually or in the aggregate, does not cause a Material Adverse Effect.

      2.21 Adverse Interest. No current officer, director, affiliate or person known to Lotus to be the record or beneficial owner in excess of 5% of Lotus' common stock, or any person known to be an associate of any of the foregoing is a party adverse to Lotus or has a material interest adverse to Lotus in any material pending legal proceeding.

      2.22 Material Adverse Effect. For the purposes of Lotus of this Agreement, "Material Adverse Effect" means any adverse effect on the business, operations, properties, prospects, or financial condition of either Lotus or its Subsidiaries (if any) and/or on any condition, circumstance, or situation that could result in litigation, claims, disputes or property loss in excess of US$250,000 in the future, or that would prohibit or otherwise materially interfere with the ability of any other party to this Agreement to perform any of its obligations under this Agreement in any material respect.

                                    ARTICLE 3
                         REPRESENTATIONS AND WARRANTIES
                            OF THE LOTUS SHAREHOLDERS

      The Lotus Shareholders hereby represent and warrant to SEAA as follows:

      3.1 Ownership of the Lotus Shares. Each Lotus Shareholder owns, beneficially and of record, good and marketable title to the Lotus Shares set forth opposite such Lotus Shareholder's name in Column I on Schedule 1.1(a) attached hereto, free and clear of all security interests, liens, adverse claims, encumbrances, equities, proxies, options or shareholders' agreements. Each Lotus Shareholder represents that such person has no right or claims whatsoever to any shares of Lotus capital stock, other than shares listed across such Lotus Shareholder on Schedule 1.1(a) and does not have any options, warrants or any other instruments entitling such Lotus Shareholder to exercise to purchase or convert into shares of Lotus capital stock. The Lotus Shareholders have full right, power and authority to sell, transfer and deliver the Lotus Shares, and at the Closing, the Lotus Shareholders will convey to SEAA good and marketable title to the Lotus Shares, free and clear of any security interests, liens, adverse claims, encumbrances, equities, proxies, options, shareholders' agreements or restrictions.

      3.2 Authority Relative to this Agreement. This Agreement has been duly and validly executed and delivered by each Lotus Shareholder and constitutes a valid and binding agreement of each Lotus Shareholder, enforceable against each Lotus Shareholder in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights generally or by general principles of equity.

      3.3 Restricted Securities. Each Lotus Shareholder is acquiring the SEAA Shares for his/her own account (and not for the account of others) for investment and not with a view to the distribution therefor. Each Lotus Shareholder acknowledges that the SEAA Shares will not be registered pursuant to the Securities Act of 1933, as amended (the "Securities Act") or any applicable state securities laws, that the SEAA Shares will be characterized as "restricted securities" under federal securities laws, and that under such laws and applicable regulations the SEAA Shares cannot be sold or otherwise disposed of without registration under the Securities Act or an exemption therefrom. In this regard, each Lotus Shareholder is familiar with Rule 144 promulgated under the Securities Act, as currently in effect, and understands the resale limitations imposed thereby and by the Securities Act; and, each Lotus Shareholder agrees not to sell or otherwise dispose of his/her SEAA Shares without such registration or an exemption therefrom.

      3.4 Accredited Investor. Each Lotus Shareholder is an "Accredited Investor" as that term is defined in Rule 501 of Regulation D promulgated under the Securities Act. Each Lotus Shareholder is able to bear the economic risk of acquiring the SEAA Shares pursuant to the terms of this Agreement, including a complete loss of such Lotus Shareholder's investment in the SEAA Shares.

      3.5 Legend. Each Lotus Shareholder acknowledges that the certificate(s) representing such Lotus Shareholder's pro rata portion of the SEAA Shares shall each conspicuously set forth on the face or back thereof a legend in substantially the following form:

      THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT OR PURSUANT TO AN EXEMPTION FROM REGISTRATION OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

      3.6 Independent Nature of Shareholders. Each Lotus Shareholder is acquiring the SEAA Shares for his/her own account (and not for the account of others) for investment and not with a view to the distribution therefor.

      3.7 Address. The communication address of the Lotus Shareholders is as listed on the signature pages hereto.

                                    ARTICLE 4
                        REPRESENTATIONS AND WARRANTIES OF
                         SEAA AND THE SEAA SHAREHOLDERS

      SEAA and the SEAA Shareholders hereby represent and warrant, jointly and severally, to Lotus and the Lotus Shareholders as follows:

      4.1 Organization. SEAA is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the requisite corporate power to carry on its business as now conducted.

      4.2 Capitalization. SEAA's authorized capital stock consists of 50,000,000 shares of capital stock, all of which are designated as Common Stock, of which 6,513,400 shares are issued and outstanding. When issued, the SEAA Shares will be duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights. Except as set forth on Schedule 4.2, no SEAA shares are entitled to preemptive rights or registration rights and there are no outstanding or authorized options, rights, warrants, calls, convertible securities, rights to subscribe, conversion rights or other agreements or commitments to which SEAA is a party or which are binding upon SEAA providing for the issuance by SEAA or transfer by SEAA of additional shares of SEAA's capital stock and SEAA has not reserved any shares of its capital stock for issuance, nor are there any outstanding stock option rights, phantom equity or similar rights, contracts, arrangements or commitments to issue capital stock of SEAA. There are no voting trusts or any other agreements or understandings with respect to the voting of SEAA's capital stock. There are no obligations of SEAA to repurchase, redeem or otherwise require any shares of its capital stock as of the Closing.

      4.3 Certain Corporate Matters. SEAA is duly licensed or qualified to do business and is in good standing as a foreign corporation in every jurisdiction in which the character of SEAA's properties or nature of SEAA's business requires it to be so licensed or qualified other than such jurisdictions in which the failure to be so licensed or qualified does not, or insofar as can reasonably be foreseen, in the future will not, have a material adverse effect on its financial condition, results of operations or business. SEAA has full corporate power and authority and all authorizations, licenses and permits necessary to carry on the business in which it is engaged or in which it proposes presently to engage and to own and use the properties owned and used by it. SEAA has delivered to Lotus true, accurate and complete copies of its certificate or articles of incorporation and bylaws, which reflect all restatements of and amendments made thereto at any time prior to the date of this Agreement. The records of meetings of the Shareholders and Board of Directors of SEAA are complete and correct in all material respects. The stock records of SEAA and the Shareholder lists of SEAA that SEAA has previously furnished to Lotus are complete and correct in all material respects and accurately reflect the record ownership and the beneficial ownership of all the outstanding shares of SEAA's capital stock and any other outstanding securities issued by SEAA. SEAA is not in default under or in violation of any provision of its certificate or articles of incorporation or bylaws in any material respect. SEAA is not in any material default or in violation of any restriction, lien, encumbrance, indenture, contract, lease, sublease, loan agreement, note or other obligation or liability by which it is bound or to which any of its assets is subject.

      4.4 Authority Relative to this Agreement. Each of SEAA and the SEAA Shareholders has the requisite power and authority to enter into this Agreement and carry out its or his obligations hereunder. The execution, delivery and performance of this Agreement by SEAA and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of SEAA and no other actions on the part of SEAA are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by SEAA and the SEAA Shareholders and constitutes a valid and binding obligation of SEAA and each SEAA Shareholder, enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights generally or by general principles of equity.

      4.5 Consents and Approvals; No Violations. Except for applicable requirements of federal securities laws and state securities or blue-sky laws, no filing with, and no permit, authorization, consent or approval of, any third party, public body or authority is necessary for the consummation by SEAA of the transactions contemplated by this Agreement. Neither the execution and delivery of this Agreement by SEAA nor the consummation by SEAA of the transactions contemplated hereby, nor compliance by SEAA with any of the provisions hereof, will (a) conflict with or result in any breach of any provisions of the charter or Bylaws of SEAA, (b) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, agreement or other instrument or obligation to which SEAA or any Subsidiary (as hereinafter defined) is a party or by which they any of their respective properties or assets may be bound or (c) violate any order, writ, injunction, decree, statute, rule or regulation applicable to SEAA or any Subsidiary, or any of their respective properties or assets, except in the case of clauses (b) and (c) for violations, breaches or defaults which are not in the aggregate material to SEAA or any Subsidiary taken as a whole.

      4.6 SEC Documents. SEAA hereby makes reference to the following documents filed with the United States Securities and Exchange Commission (the "SEC"), as posted on the SEC's website, www.sec.gov (collectively, the "SEC Documents"):
(a) Registration Statement on Form SB-1 on September 10, 2004, and all amendments thereto, and Registration Statement on Form 8-A as filed on July 25, 2005, and all amendments thereto; (b) Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005, 2004 and any amendments thereto; (c) Quarterly Reports on Form 10-QSB for the periods ended March 31, 2006, 2005, June 30, 2006, 2005, September 30, 2005, and any amendments thereto; and (d) Current Reports on Form 8-K filed from 2004 through the date of Closing. The SEC Documents constitute all of the documents and reports that SEAA was required to file with the SEC pursuant to the Securities Exchange Act of 1934 ("Exchange Act") and the rules and regulations promulgated thereunder by the SEC since the effectiveness of SEAA's Form SB-1. As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Securities Act and/or the Exchange Act, as the case may require, and the rules and regulations promulgated thereunder and none of the SEC Documents contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of SEAA included in the SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles in the United States (except, in the case of unaudited statements, as permitted by the applicable form under the Securities Act and/or the Exchange Act) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the financial position of SEAA as of the dates thereof and its consolidated statements of operations, Shareholders' equity and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments which were and are not expected to have a material adverse effect on SEAA, its business, financial condition or results of operations). Except as and to the extent set forth on the consolidated balance sheet of SEAA as of December 31, 2005, including the notes thereto, or otherwise included in the schedules hereto, SEAA has no liability or obligation of any nature (whether accrued, absolute, contingent or otherwise and whether required to be reflected on a balance sheet or not).

      4.7 Financial Statements.

            (a) Included in the SEC Documents are the audited balance sheet of SEAA as at December 31, 2005 and 2004, and the related statement of operations, Shareholders' equity and cash flows for the two years then ended, together with the unqualified report thereon (except with respect to continuation as a going concern) of Lopez, Blevins, Bork & Associates, LLP ("Lopez"), independent auditors (collectively, "SEAA's Audited Financials").

            (b) Included in the SEC Documents are the unaudited consolidated balance sheet of SEAA as at June 30, 2006, and the related statement of operations, Shareholders' equity and cash flows for the three months and six months then ended ("SEAA's Interim Financials").

            (c) SEAA's Audited Financials and SEAA's Interim Financials (collectively "SEAA's Financial Statements") are (i) in accordance with the books and records of SEAA, (ii) correct and complete, (iii) fairly present the financial position and results of operations of SEAA and each Subsidiary as of the dates indicated, and (iv) prepared in accordance with U.S. GAAP (except that (x) unaudited financial statements may not be in accordance with GAAP because of the absence of footnotes normally contained therein, and (y) interim (unaudited) financials are subject to normal year-end audit adjustments that in the aggregate will not have a material adverse effect on SEAA or any Subsidiary, their respective businesses, financial conditions or results of operations).

      4.8 Events Subsequent to Financial Statements. Except as disclosed in
Schedule 4.8, since December 31, 2005, there has not been:

            (a) Any sale, lease, transfer, license or assignment of any assets, tangible or intangible, of SEAA or any Subsidiary;

            (b) Any damage, destruction or property loss, whether or not covered by insurance, affecting adversely the properties or business of SEAA or any Subsidiary;

            (c) Any declaration or setting aside or payment of any dividend or distribution with respect to the shares of capital stock of SEAA or any Subsidiary or any redemption, purchase or other acquisition of any such shares;

            (d) Any subjection to any lien on any of the assets, tangible or intangible, of SEAA or any Subsidiary;

            (e) Any incurrence of indebtedness or liability or assumption of obligations by SEAA or any Subsidiary;

            (f) Any waiver or release by SEAA or any Subsidiary of any right of any material value;

            (g) Any compensation or benefits paid to officers or directors of SEAA or any Subsidiary;

            (h) Any change made or authorized in the Articles of Incorporation or Bylaws of SEAA or any Subsidiary;

            (i) Any loan to or other transaction with any officer, director or Shareholder of SEAA or any Subsidiary giving rise to any claim or right of SEAA or any Subsidiary against any such person or of such person against SEAA or any Subsidiary; or

            (j) Any material adverse change in the condition (financial or otherwise) of the respective properties, assets, liabilities or business of SEAA or any Subsidiary.

      4.9 Liabilities. Except as otherwise disclosed in SEAA's Financial Statements, neither SEAA nor any Subsidiary has any liability or obligation whatsoever, either direct or indirect, matured or unmatured, accrued, absolute, contingent or otherwise. In addition, except as disclosed in Schedule 4.9, SEAA and the SEAA Shareholders represent that upon Closing, neither SEAA nor any Subsidiary will have any liability or obligation whatsoever, either direct or indirect, matured or unmatured, accrued, absolute, contingent or otherwise.

      4.10 Tax Matters. Except as disclosed in Schedule 4.10:

            (a) SEAA and each Subsidiary have duly filed all material federal, state, local and foreign tax returns required to be filed by or with respect to them with the Internal Revenue Service or other applicable taxing authority, and no extensions with respect to such tax returns have been requested or granted;

            (b) SEAA and each Subsidiary have paid, or adequately reserved against in SEAA's Financial Statements, all material taxes due, or claimed by any taxing authority to be due, from or with respect to them;

            (c) To the best knowledge of SEAA, there has been no material issue raised or material adjustment proposed (and none is pending) by the Internal Revenue Service or any other taxing authority in connection with any of SEAA's or any Subsidiary's tax returns;

            (d) No waiver or extension of any statute of limitations as to any material federal, state, local or foreign tax matter has been given by or requested from SEAA or any Subsidiary; and

      For the purposes of this Section 4.10, a tax is due (and must therefore either be paid or adequately reserved against in SEAA's Financial Statements) only on the last date payment of such tax can be made without interest or penalties, whether such payment is due in respect of estimated taxes, withholding taxes, required tax credits or any other tax.

      4.11 Real Property. Except as set forth on Schedule 4.11, neither SEAA nor any Subsidiary owns or leases any real property.

      4.12 Books and Records. The books and records of SEAA and each Subsidiary delivered to the Lotus Shareholders prior to the Closing fully and fairly reflect the transactions to which SEAA each Subsidiary is a party or by which they or their properties are bound.

      4.13 Questionable Payments. Neither SEAA or any Subsidiary, nor any employee, agent or representative of SEAA or any Subsidiary has, directly or indirectly, made any bribes, kickbacks, illegal payments or illegal political contributions using Company funds or made any payments from SEAA's or any Subsidiary's funds to governmental officials for improper purposes or made any illegal payments from SEAA's or any Subsidiary's funds to obtain or retain business.

      4.14 Intellectual Property. Neither SEAA nor any Subsidiary owns or uses any trademarks, trade names, service marks, patents, copyrights or any applications with respect thereto. SEAA and the SEAA Shareholders have no knowledge of any claim that, or inquiry as to whether, any product, activity or operation of SEAA or any Subsidiary infringes upon or involves, or has resulted in the infringement of, any trademarks, trade-names, service marks, patents, copyrights or other proprietary rights of any other person, corporation or other entity; and no proceedings have been instituted, are pending or are threatened.

      4.15 Insurance. Neither SEAA nor any Subsidiary has any insurance policies in effect.

      4.16 Contracts. Except as set forth on Schedule 4.16, neither SEAA nor any Subsidiary has any material contracts, leases, arrangements or commitments (whether oral or written). Neither SEAA nor any Subsidiary is a party to or bound by or affected by any contract, lease, arrangement or commitment (whether oral or written) relating to: (a) the employment of any person; (b) collective bargaining with, or any representation of any employees by, any labor union or association; (c) the acquisition of services, supplies, equipment or other personal property; (d) the purchase or sale of real property; (e) distribution, agency or construction; (f) lease of real or personal property as lessor or lessee or sublessor or sublessee; (g) lending or advancing of funds; (h) borrowing of funds or receipt of credit; (i) incurring any obligation or liability; or (j) the sale of personal property.

      4.17 Litigation. Neither SEAA nor any Subsidiary is subject to any judgment or order of any court or quasijudicial or administrative agency of any jurisdiction, domestic or foreign, nor is there any charge, complaint, lawsuit or governmental investigation pending against SEAA or any Subsidiary. Neither SEAA nor any Subsidiary is a plaintiff in any action, domestic or foreign, judicial or administrative. There are no existing actions, suits, proceedings against or investigations of SEAA or any Subsidiary, and SEAA knows of no basis for such actions, suits, proceedings or investigations. There are no unsatisfied judgments, orders, decrees or stipulations affecting SEAA or any Subsidiary or to which SEAA or any Subsidiary is a party.

      4.18 Employees. Other than Thomas G. Miller, neither SEAA nor any Subsidiary has any employees. Neither SEAA nor any Subsidiary owes any compensation of any kind, deferred or otherwise, to any current or previous employees. Neither SEAA nor any Subsidiary has a written or oral employment agreement with any officer or director of SEAA or any Subsidiary. Neither SEAA nor any Subsidiary is a party to or bound by any collective bargaining agreement. Except as set forth on Schedule 4.18, there are no loans or other obligations payable or owing by SEAA or any Subsidiary to any Shareholder, officer, director or employee of SEAA or any Subsidiary, nor are there any loans or debts payable or owing by any of such persons to SEAA or any Subsidiary or any guarantees by SEAA or any Subsidiary of any loan or obligation of any nature to which any such person is a party.

      4.19 Employee Benefit Plans. Neither SEAA nor any Subsidiary has any (a) non-qualified deferred or incentive compensation or retirement plans or arrangements, (b) qualified retirement plans or arrangements, (c) other employee compensation, severance or termination pay or welfare benefit plans, programs or arrangements or (d) any related trusts, insurance contracts or other funding arrangements maintained, established or contributed to by SEAA or any Subsidiary.

      4.20 Legal Compliance. To the best knowledge of SEAA, after due investigation, no claim has been filed against SEAA or any Subsidiary alleging a violation of any applicable laws and regulations of foreign, federal, state and local governments and all agencies thereof. SEAA and each Subsidiary hold all of the material permits, licenses, certificates or other authorizations of foreign, federal, state or local governmental agencies required for the conduct of their respective businesses as presently conducted.

      4.21 Subsidiaries and Investments.

            (a) Except as set forth in Schedule 4.21(a), SEAA neither owns any capital stock, has any interest of any kind nor has any agreement or commitment to purchase any interest, whatsoever in any corporation, partnership, or other form of business organization (any such organization is referred to as a "Subsidiary").

            (b) Schedule 4.21(b) sets forth true and complete copies of the charter of each Subsidiary, as well as any limited liability company agreement, operating agreement or shareholder agreement relating to such Subsidiary, and any acquisition agreement relating to any Subsidiary. All corporate or other action that has been taken by any Subsidiary has been duly authorized and does not conflict with or violate any provision of its charter, bylaws or other organizational documents.

            (c) Each Subsidiary (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) has all requisite and necessary power and authority to own, operate or lease those assets or properties which are owned, operated or leased by it and to conduct its business as it has been and currently is being conducted, (iii) is qualified to do business in all jurisdictions where the failure to be so qualified would have a material adverse effect on its business.

            (d) Except as set forth in Schedule 4.21(d), all outstanding shares of capital stock or other ownership interests of each Subsidiary are validly issued, fully paid, nonassessable and free of preemptive rights and are owned (either directly or indirectly) by SEAA without any encumbrances.

            (e) Except as set forth in Schedule 4.21(e), there are no outstanding securities convertible into or exchangeable for the capital stock of or other equity interests in any Subsidiary and no outstanding options, rights, subscriptions, calls commitments, warrants or rights of any character for SEAA, any Subsidiary or any other person or entity to purchase, subscribe for or to otherwise acquire any shares of such stock or other securities of any Subsidiary.

            (f) Except as set forth in Schedule 4.21(f), there are no outstanding agreements affecting or relating to the voting, issuance, purchase, redemption, repurchase or transfer of any capital stock of or other equity interests in any Subsidiary.

            (g) Each Subsidiary's stock register or similar register of ownership has complete and accurate records indicating the following: (i) the name and address of each person or entity owning shares of capital stock or other equity interest of the Subsidiary and (ii) the certificate number of each certificate evidencing shares of capital stock or other equity interest issued by the Subsidiary, the number of shares or other equity interests evidenced by each such certificate, the date of issuance of such certificate, and, if applicable, the date of cancellation. Copies of same have been made available to Lotus.

      4.22 Broker's Fees. Except as disclosed on Schedule 4.22, neither SEAA, nor anyone on its behalf has any liability to any broker, finder, investment banker or agent, or has agreed to pay any brokerage fees, finder's fees or commissions, or to reimburse any expenses of any broker, finder, investment banker or agent in connection with this Agreement.

      4.23 Internal Accounting Controls. SEAA maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. SEAA has established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for SEAA and designed such disclosure controls and procedures to ensure that material information relating to SEAA is made known to the certifying officers by others within those entities, particularly during the period in which the SEAA's Form 10-KSB or 10-QSB, as the case may be, is being prepared. SEAA's certifying officers have evaluated the effectiveness of SEAA's controls and procedures as of end of the filing period prior to the filing date of the Form 10-QSB for the quarter ended June 30, 2006 (such date, the "Evaluation Date"). SEAA presented in its most recently filed Form 10-QSB the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there have been no significant changes in SEAA's internal controls (as such term is defined in Item 307(b) of Regulation S-K under the Exchange Act) or, to SEAA's knowledge, in other factors that could significantly affect SEAA's internal controls.

      4.24 Listing and Maintenance Requirements. SEAA's common stock is currently quoted on the OTC Bulletin Board and SEAA has not, in the 12 months preceding the date hereof, received any notice from the OTC Bulletin Board or the NASD or any trading market on which SEAA's common stock is or has been listed or quoted to the effect that SEAA is not in compliance with the quoting, listing or maintenance requirements of the OTCBB or such other trading market. SEAA is, and has no reason to believe that it will not, in the foreseeable future continue to be, in compliance with all such quoting, listing and maintenance requirements.

      4.25 Application of Takeover Protections. SEAA and its board of directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under SEAA's certificate or articles of incorporation (or similar charter documents) or the laws of its state of incorporation that is or could become applicable to Lotus or the Lotus Shareholders as a result of the Acquisition or the exercise of any rights by Lotus or the Lotus Shareholders pursuant to this Agreement.

      4.26 No SEC or NASD Inquiries. Neither SEAA nor any of its past or present officers or directors is, or has ever been, the subject of any formal or informal inquiry or investigation by the SEC or NASD.

      4.27 Restrictions on Business Activities. Except as disclosed on Schedule
4.27 hereto, there is no agreement, commitment, judgment, injunction, order or decree binding upon SEAA or to which SEAA is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of SEAA, any acquisition of property by SEAA or the conduct of business by Lotus or SEAA as currently conducted, other than such effects, individually or in the aggregate, which have not had and could not reasonably be expected to have a Material Adverse Effect on SEAA.

      4.28 Interested Party Transactions. Except as set forth in the Schedule
4.28 hereto or as reflected in the financial statements to be delivered hereunder, no employee, officer, director or shareholder of SEAA or a member of his or her immediate family is indebted to SEAA, nor are SEAA indebted (or committed to make loans or extend or guarantee credit) to any of them, other than (i) for payment of salary for services rendered, (ii) reimbursement for reasonable expenses incurred on behalf of SEAA, and (iii) for other employee benefits made generally available to all employees. Except as set forth in
Schedule 4.28, to the knowledge of SEAA, no employee, officer, director or shareholder or any member of their immediate families is, directly or indirectly, interested in any material contract with SEAA (other than such contracts as relate to any such individual ownership of interests in or securities of SEAA).

      4.29 Disclosure. The representations and warranties and statements of fact made by SEAA in this Agreement are, as applicable, accurate, correct and complete and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained herein not false or misleading.

      4.30 Material Adverse Effect. For the purposes of SEAA and its Subsidiary for this Agreement, "Material Adverse Effect" means any adverse effect on the business, operations, properties, prospects, or financial condition of either SEAA or its Subsidiaries on any condition, circumstance, or situation that could result in litigation, claims, disputes or property loss in excess of US $10,000 in the future, or that would prohibit or otherwise materially interfere with the ability of any party to this Agreement to perform any of its obligations under this Agreement in any material respect.

      4.31 Due Diligence. SEAA has had the opportunity to perform all due diligence investigations of Lotus and its business as Lotus as deemed necessary or appropriate and to ask all questions of the officers and directors of Lotus that SEAA wished to ask, and SEAA has received satisfactory answers to all of its questions regarding Lotus. SEAA has had access to all documents and information about Lotus and has reviewed sufficient information to allow it to make the satisfactory evaluation on the merits and risks of the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing herein shall derogate from or otherwise modify the representations and warranties of Lotus set forth in this Agreement, on which SEAA has relied in making an exchange of newly issued SEAA Shares for shares of Lotus Common Stock held by Lotus Shareholders.

                                    ARTICLE 5
                                 INDEMNIFICATION

      5.1 SEAA Shareholders Indemnification. For a period of one year after the Closing, the SEAA Shareholders (each an "Indemnifying Party") jointly and severally agree to indemnify Lotus, the Lotus Shareholders and each of the officers, agents and directors of Lotus or the Lotus Shareholders against any loss, liability, claim, damage or expense (including, but not limited to, any and all expenses whatsoever reasonably incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever) (each an "Indemnified Party") to which it or they may become subject arising out of or based on either (i) any breach of or inaccuracy in any of the representations and warranties or covenants or conditions made by SEAA and/or the SEAA Shareholders in this Agreement; or (ii) any and all liabilities arising out of or in connection with: (A) any of the assets of SEAA or any Subsidiary prior to the Closing; or (B) the operations of SEAA prior to the Closing (the "SEAA Shareholders Indemnification"). Notwithstanding the foregoing, the indemnification obligations pursuant to this Section 5.1 shall not exceed $750,000 in the aggregate.

      5.2 Indemnification Procedures. If any action shall be brought against any Indemnified Party in respect of which indemnity may be sought pursuant to this Agreement, such Indemnified Party shall promptly notify the Indemnifying Party in writing, and the Indemnifying Party shall have the right to assume the defense thereof with counsel of its own choosing. Any Indemnified Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party except to the extent that the employment thereof has been specifically authorized by the Indemnifying Party in writing, the Indemnifying Party has failed after a reasonable period of time to assume such defense and to employ counsel or in such action there is, in the reasonable opinion of such separate counsel, a material conflict on any material issue between the position of the Indemnifying Party and the position of such Indemnified Party. The Indemnifying Party will not be liable to any Indemnified Party under this Article 5 for any settlement by an Indemnified Party effected without the Indemnifying Party's prior written consent, which shall not be unreasonably withheld or delayed; or to the extent, but only to the extent that a loss, claim, damage or liability is attributable to any Indemnified Party's indemnification pursuant to this Article 5.

                                    ARTICLE 6
                     COVENANTS AND AGREEMENTS OF THE PARTIES
                           EFFECTIVE PRIOR TO CLOSING

      6.1 Corporate Examinations and Investigations. Prior to the Closing, each party shall be entitled, through its employees and representatives, to make such investigations and examinations of the books, records and financial condition of Lotus and SEAA (and any Subsidiary) as each party may request. In order that each party may have the full opportunity to do so, Lotus and SEAA, the Lotus Shareholders and the SEAA Shareholders shall furnish each party and its representatives during such period with all such information concerning the affairs of Lotus or SEAA or any Subsidiary as each party or its representatives may reasonably request and cause Lotus or SEAA and their respective officers, employees, consultants, agents, accountants and attorneys to cooperate fully with each party's representatives in connection with such review and examination and to make full disclosure of all information and documents requested by each party and/or its representatives. Any such investigations and examinations shall be conducted at reasonable times and under reasonable circumstances, it being agreed that any examination of original documents will be at each party's premises, with copies thereof to be provided to each party and/or its representatives upon request.

      6.2 Cooperation; Consents. Prior to the Closing, each party shall cooperate with the other parties to the end that the parties shall (i) in a timely manner make all necessary filings with, and conduct negotiations with, all authorities and other persons the consent or approval of which, or the license or permit from which is required for the consummation of the Acquisition and (ii) provide to each other party such information as the other party may reasonably request in order to enable it to prepare such filings and to conduct such negotiations.

      6.3 Conduct of Business. Subject to the provisions hereof, from the date hereof through the Closing, each party hereto shall (i) conduct its business in the ordinary course and in such a manner so that the representations and warranties contained herein shall continue to be true and correct in all material respects as of the Closing as if made at and as of the Closing and (ii) not enter into any material transactions or incur any material liability not required or specifically contemplated hereby, without first obtaining the written consent of Lotus and the holders of a majority of voting stock of Lotus on the one hand and SEAA and the holders of a majority of voting stock of SEAA common stock on the other hand. Without the prior written consent of Lotus, the Lotus Shareholders, SEAA or the SEAA Shareholders, except as required or specifically contemplated hereby, each party shall not undertake or fail to undertake any action if such action or failure would render any of said warranties and representations untrue in any material respect as of the Closing.

      6.4 Litigation. From the date hereof through the Closing, each party hereto shall promptly notify the representative of the other parties of any lawsuits, claims, proceedings or investigations which after the date hereof are threatened or commenced against such party or any of its affiliates or any officer, director, employee, consultant, agent or shareholder thereof, in their capacities as such, which, if decided adversely, could reasonably be expected to have a material adverse effect upon the condition (financial or otherwise), assets, liabilities, business, operations or prospects of such party or any of its subsidiaries.

      6.5 Notice of Default. From the date hereof through the Closing, each party hereto shall give to the representative of the other parties prompt written notice of the occurrence or existence of any event, condition or circumstance occurring which would constitute a violation or breach of this Agreement by such party or which would render inaccurate in any material respect any of such party's representations or warranties herein.

      6.6 Share Cancellation. Immediately prior to the Closing, Thomas Miller shall cancel 4,670,000 of his 5,000,000 million SEAA Shares, Gary Pilant shall cancel 490,000 of his 500,000 SEAA Shares and Verle Pilant shall cancel 115,000 of his 120,000 SEAA Shares (the "Share Cancellation"). After the Share Cancellation, Thomas Miller shall transfer 50,000 of his remaining 330,000 SEAA Shares to Chardan Capital Markets, LLC.

      6.7 Bylaws. If necessary, SEAA shall amend its Bylaws to permit the election and/or appointment of eight new directors to SEAA's Board of Directors as set forth in Section 7.1(a) below.

      6.8 Confidentiality; Access to Information.

            (a) Any confidentiality agreement or letter of intent previously executed by the parties shall be superseded in its entirety by the provisions of this Agreement. Each party agrees to maintain in confidence any non-public information received from the other party, and to use such non-public information only for purposes of consummating the transactions contemplated by this Agreement. Such confidentiality obligations will not apply to (i) information which was known to the one party or their respective agents prior to receipt from the other party; (ii) information which is or becomes generally known; (iii) information acquired by a party or their respective agents from a third party who was not bound to an obligation of confidentiality; and (iv) disclosure required by law. In the event this Agreement is terminated as provided in Article 8 hereof, each party will return or cause to be returned to the other all documents and other material obtained from the other in connection with the Transaction contemplated hereby.

      6.9 Public Disclosure. Except to the extent previously disclosed or to the extent the parties believe that they are required by applicable law or regulation to make disclosure, prior to Closing, no party shall issue any statement or communication to the public regarding the transaction contemplated herein without the consent of the other party, which consent shall not be unreasonably withheld. To the extent a party hereto believes it is required by law or regulation to make disclosure regarding the Transaction, it shall, if possible, immediately notify the other party prior to such disclosure. Notwithstanding the foregoing, the parties hereto agree that SEAA will prepare and file a Current Report on Form 8-K pursuant to the Exchange Act reasonably acceptable to Lotus to report the execution of this Agreement on or before 5:30 pm New York time on September 7, 2006 and that any party hereto may file any reports as required by the Exchange Act including, without limitation, any reports on Schedule 13D. SEAA acknowledges that the preparation and filing of this Form 8-K before September 7, 2006 is a material covenant of this Agreement.

      6.10 Assistance with Post-Closing SEC Reports and Inquiries. Upon the reasonable request of Lotus, after the Closing Date, each SEAA Shareholder shall use his reasonable best efforts to provide such information available to it, including information, filings, reports, financial statements or other circumstances of SEAA occurring, reported or filed prior to the Closing, as may be necessary or required by SEAA for the preparation of the post-Closing Date reports that SEAA is required to file with the SEC to remain in compliance and current with its reporting requirements under the Exchange Act, or filings required to address and resolve matters as may relate to the period prior to the Closing and any SEC comments relating thereto or any SEC inquiry thereof.

      6.11 Transfers. Except for the shares listed in Schedule 1.1, none of the SEAA Shareholders will sell, transfer, assign, hypothecate, lien, or otherwise dispose or encumber the Shares owned by them.

                                    ARTICLE 7
                              CONDITIONS TO CLOSING

      7.1 Conditions to Obligations of Lotus and the Lotus Shareholders. The obligations of Lotus and the Lotus Shareholders under this Agreement shall be subject to each of the following conditions:

            (a) Closing Deliveries. At the Closing, SEAA and/or the SEAA Shareholders shall have delivered or caused to be delivered to Lotus and the Lotus Shareholders the following:

                        (i) resolutions duly adopted by the Board of Directors of SEAA authorizing and approving the Acquisition and the execution, delivery and performance of this Agreement;

                        (ii) a certificate of good standing for SEAA and each Subsidiary from their respective jurisdictions of incorporation, dated not earlier than five days prior to the Closing Date;

                        (iii) written resignations of all officers and directors of SEAA and each Subsidiary in office immediately prior to the Closing, and board resolutions electing the following individuals to the positions with SEAA and each Subsidiary listed opposite their names below:

                    Dr. Liu Zhong Yi        Director, Chairman & CEO
                    Dr. Ian Ashley          Director
                    Mr. Li Ping             Director
                    Mr. Liu Jin             Director
                    Mr. Mel Rothberg        Director
                    Mr. Mel Rothberg        Director
                    Ms. Caeli Widger        Director
                    Ms. Xian Wenli          Director
                    Mr. Adam Wasserman      CFO

                        (iv) stock certificates representing the SEAA Shares to be delivered pursuant to this Agreement registered with the names set forth in Schedule 1.1;

                        (v) this Agreement duly executed by SEAA and the SEAA Shareholders;

                        (vi) all corporate records, agreements, seals and any other information reasonably requested by Lotus's representatives with respect to SEAA; and

                        (vii) such other documents as Lotus and/or the Lotus Shareholders may reasonably request in connection with the transactions contemplated hereby.

            (b) `Representations and Warranties to be True. The representations and warranties of SEAA and the SEAA Shareholders herein contained shall be true in all material respects at the Closing with the same effect as though made at such time. SEAA and the SEAA Shareholders shall have performed in all material respects all obligations and complied in all material respects with all covenants and conditions required by this Agreement to be performed or complied with by them at or prior to the Closing.

            (c) Assets and Liabilities. At the Closing, except for the liabilities set forth on Schedule 4.9 which shall be paid by Lotus at Closing, neither SEAA nor any Subsidiary shall have any liabilities, contingent or otherwise, or any tax obligations or any material changes to its business or financial condition, or any material assets.

            (d) SEC Filings. At the Closing, SEAA will be current in all SEC filings required by it to be filed.

            (e) Due Diligence. Lotus shall have completed a due diligence review of SEAA, and such due diligence review shall be acceptable and satisfactory to Lotus in its complete discretion.

            (f) Outstanding Common Stock. SEAA shall have at least 50,000,000 shares of its common stock authorized and shall have no more than 1.4 million shares of its common stock issued and outstanding.

            (g) Business Records; Resignation Letter. SEAA shall have delivered to Lotus all of its books and records (including without limitation, charter documents, corporate records, stock records, electronic files containing any financial information and records, and all other documents associated used in or associated with SEAA) and the resignation letters of all of its directors and officers.

            (h) No Adverse Effect. The business and operations of SEAA will not have suffered any Material Adverse Effect.

            (i) Termination of Arrangements. All contingent obligations of SEAA shall be terminated, including without limitation, any lease and line of credit arrangement. Each creditor of SEAA, other than the creditors set forth in
Schedule 4.9 (and only up to the amounts set forth therein) shall cancel or waive all debts of SEAA. All subsidiaries of SEAA shall have been assigned or otherwise liquidated.

      7.2 Conditions to Obligations of SEAA and the SEAA Shareholders. The obligations of SEAA and the SEAA Shareholders under this Agreement shall be subject to each of the following conditions:

            (a) Closing Deliveries. On the Closing Date, Lotus and/or the Lotus Shareholders shall have delivered to SEAA the following:

                        (i) this Agreement duly executed by Lotus and the Lotus Shareholders;

                        (ii) resolutions duly adopted by the Board of Directors of Lotus authorizing and approving the execution, delivery and performance of this Agreement;

                        (iii) stock certificates representing the Lotus Shares to be delivered pursuant to this Agreement duly endorsed or accompanied by duly executed stock powers;

                        (iv) a certificate of good standing for Lotus and each Subsidiary from their respective jurisdictions of incorporation, dated not earlier than five days prior to the Closing Date; and,

                        (v) such other documents as SEAA may reasonably request in connection with the transactions contemplated hereby;

            (b) Representations and Warranties to be True. The representations and warranties of Lotus and the Lotus Shareholders herein contained shall be true in all material respects at the Closing with the same effect as though made at such time. Lotus and the Lotus Shareholders shall have performed in all material respects all obligations and complied in all material respects with all covenants and conditions required by this Agreement to be performed or complied with by them at or prior to the Closing.

            (c) No Adverse Effect. The business and operations of Lotus and its Subsidiaries will not have suffered any Material Adverse Effect

            (d) Reverse Split. For a period of twelve (12) months following the Closing, Lotus agrees not to affect a reverse stock split of SEAA's common stock.

            (e) Financial Statements and other information. Lotus shall have prepared at Closing the financial statements and other information necessary to be filed in order to comply with Item 2.01(f) of Form 8-K.

                                    ARTICLE 8
                             SEC FILING;TERMINATION

      8.1 At least ten (10) days prior to Closing, SEAA shall prepare the information statement required by Rule 14f-1 promulgated under the Exchange Act ("14f-1 Information Statement"), and SEAA shall file the 14f-1 Information Statement with the SEC and mail the same to each of SEAA's shareholders of record.

      8.2 This Agreement may be terminated at any time prior to the Closing:

            (a) by mutual written agreement of SEAA and Lotus;

            (b) by either SEAA or Lotus if the Transaction shall not have been consummated for any reason by October 6, 2006; provided, however, that the right to terminate this Agreement under this Section 8.2(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Transaction to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

            (c) by either SEAA or Lotus if a governmental entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Transaction, which order, decree, ruling or other action is final and nonappealable;

            (d) by Lotus, upon a material breach of any representation, warranty, covenant or agreement on the part of SEAA set forth in this Agreement, or if any representation or warranty of SEAA shall have become materially untrue, in either case such that the conditions set forth in Section 7.1 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in SEAA's representations and warranties or breach by SEAA is curable by SEAA, then Lotus may not terminate this Agreement under this Section 8.2(d) unless SEAA does not cure such breach within thirty (30) days after delivery of written notice from Lotus to SEAA of such breach, provided SEAA continues to exercise commercially reasonable efforts to cure such breach (it being understood that Lotus may not terminate this Agreement pursuant to this Section 8.2(d) if it shall have materially breached this Agreement or if such breach by SEAA is cured during such thirty (30)-day period); or

            (e) by SEAA, upon a material breach of any representation, warranty, covenant or agreement on the part of Lotus or Lotus Shareholders set forth in this Agreement, or if any representation or warranty of Lotus or Lotus Shareholders shall have become materially untrue, in either case such that the conditions set forth in Section 7.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in Lotus's or Lotus Shareholders' representations and warranties or breach by Lotus or Lotus Shareholders is curable by Lotus or Lotus Shareholders, then SEAA may not terminate this Agreement under this Section 8.2(e) unless Lotus or Lotus Shareholders do not cure such breach within thirty (30) days after delivery of written notice from SEAA to Lotus and Lotus Shareholders of such breach, provided Lotus and Lotus Shareholders continue to exercise commercially reasonable efforts to cure such breach (it being understood that SEAA may not terminate this Agreement pursuant to this Section 8.2(e) if it shall have materially breached this Agreement or if such breach by Lotus or Lotus Shareholders is cured during such thirty (30)-day period).

      8.3 Notice of Termination; Effect of Termination. Any termination of this Agreement under Section 8.2 above will be effective immediately upon (or, if the termination is pursuant to Section 8.2(d) or Section 8.2(e) and the proviso therein is applicable, thirty (30) days after) the delivery of written notice of the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in Section 8.2, this Agreement shall be of no further force or effect and the Transaction shall be abandoned, except as set forth in this Section 8.2, Section 8.3 and Article 9 (General Provisions), each of which shall survive the termination of this Agreement.

      8.4 Expenses. If this Transaction does not close or is terminated, each party to this Agreement will pay its respective costs and expenses in connection with the negotiation, preparation and the Closing of this Agreement.

                                    ARTICLE 9
                               GENERAL PROVISIONS

      9.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, sent by overnight courier or mailed by registered or certified mail (postage prepaid and return receipt requested) to the party to whom the same is so delivered, sent or mailed at addresses set forth on the signature page hereof (or at such other address for a party as shall be specified by like notice).

      9.2 Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References to Sections and Articles refer to sections and articles of this Agreement unless otherwise stated.

      9.3 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify this Agreement to preserve each party's anticipated benefits under this Agreement.

      9.4 Miscellaneous. This Agreement (together with all other documents and instruments referred to herein): (a) constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof; (b) except as expressly set forth herein, is not intended to confer upon any other person any rights or remedies hereunder and (c) shall not be assigned by operation of law or otherwise, except as may be mutually agreed upon by the parties hereto.

      9.5 Separate Counsel. Each party hereby expressly acknowledges that it has been advised to seek its own separate legal counsel for advice with respect to this Agreement, and that no counsel to any party hereto has acted or is acting as counsel to any other party hereto in connection with this Agreement.

      9.6 Governing Law; Venue. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Nevada. Any and all actions brought under this Agreement shall be brought in the state and/or federal courts of the United States sitting in the City of Los Angeles, California and each party hereby waives any right to object to the convenience of such venue.

      9.7 Counterparts and Facsimile Signatures. This Agreement may be executed in two or more counterparts, which together shall constitute a single agreement. This Agreement and any documents relating to it may be executed and transmitted to any other party by facsimile, which facsimile shall be deemed to be, and utilized in all respects as, an original, wet-inked document.

      9.8 Amendment. This Agreement may be amended, modified or supplemented only by an instrument in writing executed by Lotus, SEAA, and holders of a majority of outstanding voting stock of Lotus and the holders of a majority of outstanding voting stock of SEAA; provided that, the consent of any Lotus or SEAA shareholder that is a party to this Agreement shall be required if the amendment or modification would disproportionately affect such shareholder (other than by virtue of their ownership of Lotus or SEAA shares, as applicable).

      9.9 Parties In Interest: No Third Party Beneficiaries. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective heirs, legal representatives, successors and assigns of the parties hereto. This Agreement shall not be deemed to confer upon any person not a party hereto any rights or remedies hereunder.

      9.10 Waiver. No waiver by any party of any default or breach by another party of any representation, warranty, covenant or condition contained in this Agreement shall be deemed to be a waiver of any subsequent default or breach by such party of the same or any other representation, warranty, covenant or condition. No act, delay, omission or course of dealing on the part of any party in exercising any right, power or remedy under this Agreement or at law or in equity shall operate as a waiver thereof or otherwise prejudice any of such party's rights, powers and remedies. All remedies, whether at law or in equity, shall be cumulative and the election of any one or more shall not constitute a waiver of the right to pursue other available remedies.

      9.11 Expenses. At or prior to the Closing, the parties hereto shall pay all of their own expenses relating to the transactions contemplated by this Agreement, including, without limitation, the fees and expenses of their respective counsel and financial advisers.


                               [SIGNATURES FOLLOW]

      IN WITNESS WHEREOF, the parties have executed this Share Exchange Agreement as of the date first written above.



                                        Lotus Pharmaceutical International, Inc.

                                        By: /s/ Zhongyi Liu
                                            ------------------------------------
                                            Name: Zhongyi Liu
                                            Title: Chairman & CEO

                                        Address:
                                            Boca Corporate Plaza
                                            7900 Glades Road
                                            Suite 420
                                            Boca Raton, FL 33434
                                            United States of America



                     [SIGNATURE PAGES OF LOTUS SHAREHOLDERS,
                       SEAA AND SEAA SHAREHOLDERS FOLLOW]

                     [SIGNATURE PAGE OF LOTUS SHAREHOLDERS]



Lotus Shareholder

Print name of Lotus Shareholder:

Zhongyi Liu

Signature: /s/ Zhongyi Liu
           ---------------------

Shareholder Address:
No. 18, Jian She Road
Liang Xiang Kai Xuan Street
Fangshan District, Beijing, China


      If Lotus Shareholder is a corporation, partnership, trust or other similar entity:

Print name of signatory:

--------------------------------------


Title:________________________________

                     [SIGNATURE PAGE OF LOTUS SHAREHOLDERS]



Lotus Shareholder

Print name of Lotus Shareholder:

Song Zhenghong

Signature: /s/ Song Zhenghong
           ---------------------

Shareholder Address:
No. 16, Chengzhuang Road
Fengtai District, Beijing, China

      If Lotus Shareholder is a corporation, partnership, trust or other similar entity:

Print name of signatory:

--------------------------------------


Title:________________________________

                     [SIGNATURE PAGE OF LOTUS SHAREHOLDERS]



Lotus Shareholder

Print name of Lotus Shareholder:

Xian Wenli

Signature: /s/ Xian Wenli
           ---------------------

Shareholder Address:
No. 16 Chengzhuang Road
Fengtai District, Beijing, China

      If Lotus Shareholder is a corporation, partnership, trust or other similar entity:

Print name of signatory:

--------------------------------------


Title:________________________________

                     [SIGNATURE PAGE OF LOTUS SHAREHOLDERS]



Lotus Shareholder

Print name of Lotus Shareholder:

Genesis Technology Group, Inc.

Signature: /s/ Gary L. Wolfson
           ---------------------

Shareholder Address:
7900 Glades Road
Suite 420
Boca Raton, FL 33434 USA

      If Lotus Shareholder is a corporation, partnership, trust or other similar entity:

Print name of signatory:

Gary L. Wolfson
--------------------------------
Title: Chairman/CEO

                     [SIGNATURE PAGE OF LOTUS SHAREHOLDERS]



Lotus Shareholder

Print name of Lotus Shareholder:

Shaohua Tan

Signature: /s/ Shaohua Tan
           ---------------------

Shareholder Address:
Room 310, Block B, CEC Ideal Center
No. 3 Danling Street
Haidan District
Beijing 100080, China

      If Lotus Shareholder is a corporation, partnership, trust or other similar entity:

Print name of signatory:

--------------------------------------


Title:________________________________

                     [SIGNATURE PAGE OF LOTUS SHAREHOLDERS]



Lotus Shareholder

Print name of Lotus Shareholder:

Genesis Equity Partners, LLC

Signature: /s/ Gary L. Wolfson
           ---------------------

Shareholder Address:
7900 Glades Road
Suite 420
Boca Raton, FL 33434
United States of America

      If Lotus Shareholder is a corporation, partnership, trust or other similar entity:

Print name of signatory:

Gary L. Wolfson
--------------------------------
Title: Director

                 [SIGNATURE PAGE OF SEAA AND SEAA SHAREHOLDERS]


                                 S.E. Asia Trading Company, Inc.

                                 By: /s/ Thomas G. Miller
                                     -----------------------------------------
                                     Name:  Thomas G. Miller
                                     Title: Chief Executive Officer, President

                                 Address:
                                     1545 E. 1-30
                                     Rockwall, TX 75087

                                 SEAA Shareholders:


                                 /s/ Thomas Miller
                                 ---------------------------------------------
                                 Thomas Miller

                                 Address:
                                     2029 Sun Dr.
                                     Rockwall, TX 75032

                                 /s/ Gary V. Pilant
                                 ---------------------------------------------
                                 Gary V. Pilant

                                 Address:
                                     1806 Cottonwood Valley Circle S.
                                     Irving, TX 75038

                                 /s/ Vern Pilant
                                 ---------------------------------------------
                                 Vern Pilant

                                 Address:
                                     1806 Cottonwood Valley Circle S.
                                     Irving, TX 75038

                                 Schedule 1.1(a)

                                     Column I                      Column II
--------------------------------------------------------------------------------
Shareholder Name/Address             Lotus Shares                  SEAA Shares
--------------------------------------------------------------------------------
Liu Zhong Yi                         18,200                        18,782,400
--------------------------------------------------------------------------------
Song Zhenghong                       6,500                         6,708,000
--------------------------------------------------------------------------------
Xian Wenli                           1,300                         1,341,600
--------------------------------------------------------------------------------
Genesis Technology Group, Inc.       6,528                         6,736,896
--------------------------------------------------------------------------------
Shaohua Tan                          3,072                         3,170,304
--------------------------------------------------------------------------------
Genesis Equity Partners, LLC.        3,200                         3,302,400
--------------------------------------------------------------------------------